FORM 4

 (  )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

        U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                     |OMB NUMBER: 3235-0287|
                                                     |EXPIRES:             |
                                                     | SEPTEMBER 30, 1998  |
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1. Name and Address of Reporting Person
      Berntsson, Leif
      Autoliv, Inc.
      Box 703 81
      S-107 24 Stockholm
      Sweden
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2. Issuer Name and Ticker or Trading Symbol
      Autoliv, Inc. (ALV)
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3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

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4. Statement for Month/Year
      August 1998
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of reporting person to Issuer (Check all applicable)
 (   ) DIRECTOR
 (   ) 10% OWNER
 ( x ) OFFICER (GIVE TITLE BELOW)
 (   ) OTHER (SPECIFY TITLE BELOW)
       Vice President, Purchasing
  -----------------------------------------------------

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7. Individual, or Joint/Group Filing (Check all applicable) ( X ) Form filed by One Reporting Person ( ) Form filed by More than One Reporting Person

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TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security (Instr. 3)

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2. Transaction Date (Month/Day/Year)

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3. Transaction Code (Instr. 8)

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4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

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5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

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6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

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7. Nature of Indirect Beneficial Ownership (Instr. 4)

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
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TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible securities)
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1. Title of Derivative Security (Instr. 3)
      Employee Stock Option
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2. Conversion or Exercise Price of Derivative Security
      *
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3. Transaction Date (Month/Day/Year)
      *
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4. Transaction Code (Instr. 8)
      A

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5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      12,870  (A)
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6. Date Exercisable and Expiration Date (Month/Day/Year)
      Exercisable: *    Expiration:  *
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7. Title and Amount of Underlying Securities (Instr. 3 and 4)
      12,870 shares of Common Stock, par value $1.00 per share
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8. Price of Derivative Securities (Instr. 5)
     Conversion into stock options of stock appreciation rights received pursuant to Autoliv, Inc. 1997 Stock Incentive Plan.

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9.      Number of Derivative Securities Beneficially Owned at End of Month
        (Instr. 4)
      13,070
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10.     Ownership Form of Derivative Security: Direct(D) or Indirect(I)
        (Instr. 4)
      (D)
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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:

      * See attachment


       /s/ Leif Berntsson                      September 7, 1998
       -------------------------------         -----------------
     **  SIGNATURE OF REPORTING PERSON            DATE

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      ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

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       Stock              Stock          Number of           Date         Expiration      Exercise
   Appreciation       Appreciation        Options        Exercisable         Date           Price
    Right Grant           Right          Resulting
       Date            Conversion           from
                          Date           Conversion
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     8/5/1997           8/3/1998           5,200           8/5/1998        8/5/2007        $35.75
     2/4/1998           8/3/1998           7,670           2/4/1999        2/4/2008        $31.07
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